17 Education & Technology Group Inc.

16/F, Block B, Wangjing Greenland Center

Chaoyang District, Beijing 100102

People’s Republic of China

November 22, 2023

VIA EDGAR

Ms. Mara Ransom

Ms. Jennie Beysolow

Ms. Theresa Brillant

Mr. Stephen Kim

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	17 Education & Technology Group Inc. (the “Company”)
Annual Report on Form 20-F
Filed April 26, 2023
File No. 001-39742

Ladies and Gentlemen:

17 Education & Technology Group Inc. (the “Company”) has received the letter dated November 15, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on August 31, 2023. The Company respectfully submits to the Staff to request an extension of 10 business days to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare thorough responses to address certain comments in the letter. The Company will provide its response to the letter via EDGAR as soon as possible, on or prior to December 13, 2023.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the Company’s U.S. counsels, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 10 6535 5586 or via e-mail at yilin.xu@skadden.com, or the Chief Financial Officer of the Company, Michael Chao Du, via e-mail at michael.du@17zuoye.com.

Thank you very much.

Very truly yours,

/s/ Michael Chao Du
Michael Chao Du
Chief Financial Officer

cc:	Andy Chang Liu, Chairman and Chief Executive Officer, 17 Education & Technology Group Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Sijia Li, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP